

January 5, 2011

Yanhong Ren
Chief Financial Officer
DK Sinopharma, Inc.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi'an, the People's Republic of China 710043

> **Re:** **DK Sinopharma, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2009**
> **Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010**
> **Forms 10-Q and 10-Q/A for the Quarterly Period ended June 30, 2010**
> **File No. 333-156302**

Dear Mr. Ren:

We have reviewed your December 7, 2010 response to our November 17, 2010 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the quarterly or annual filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q/A for the Quarterly Period Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 8 – Warrants, page F-13

1. Please refer to your response to comment three. You did not address the portion of our comment to explain why you have classified stock compensation expense within the derivative expense line item. Since the warrants were issued to consultants please tell us your consideration of whether they meet the scope exception of ASC 815-40-15-3c and therefore derivative accounting would not be applicable. If you conclude that derivative

accounting is not appropriate, please tell us how your accounting complies with the requirement in ASC 505-50 to estimate the fair value of the warrant on the date of grant and recognize compensation expense over the service period of the warrants issued. In addition, please clarify whether you remeasure the fair value of the unvested portions of the warrants at subsequent reporting dates as required by ASC 505-50-30-21.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant